Exhibit 21
Subsidiaries of First Mercury Financial Corporation

Name	Jurisdiction of Incorporation/Organization
First Mercury Insurance Company	Illinois

All Nation Insurance Company	Minnesota

CoverX Corporation	Michigan

Quantum Direct Service Corporation	Delaware

Van American Insurance Services, Inc.	Alabama

ARPCO Holdings, Inc.	Delaware

American Risk Pooling Consultants, Inc.	Michigan

Public Entity Risk Services of Ohio, Inc.	Ohio

PERSI, LLC	Iowa

Integrated Risk Management, Inc.	Pennsylvania

Quantum Insurance Agency, Inc.	Illinois

Questt Agency, Inc.	Michigan

Public Entity Risk Services of Illinois, LLC	Illinois

First Mercury Capital Trust I	Delaware

First Mercury Capital Trust II	Delaware